UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 847235108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 456,739
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 456,739

11. Aggregate Amount Beneficially Owned by Each Reporting Person 456,739

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions)

OO

IA

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CUSIP No. 847235108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 456,739
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 456,739

11. Aggregate Amount Beneficially Owned by Each Reporting Person 456,739

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions)

IN

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CUSIP No. 847235108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 385,939
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 385,939

11. Aggregate Amount Beneficially Owned by Each Reporting Person 385,939

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions)

PN

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CUSIP No. 847235108

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 425 N. Martingale Road, Suite 2050, Schaumburg, Illinois 60173-2213.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b)	The business address of the Filers is 591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

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CUSIP No. 847235108

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$2,229,188.91
DAP	WC	$1,940,868.20

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As previously disclosed, the Filers ("Lawndale") and Sparton Corporation ("Sparton" or the "Company") entered into an agreement on September 17, 2008 (the "Agreement"), that provided, among other items, the appointment of two independent and highly experienced individuals nominated by Lawndale to Sparton’s board. The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, (a copy of which was attached as Exhibit B of Lawndale’s Schedule 13D, Amendment No. 15, and incorporated by reference to this filing). In an August 3, 2009, letter to Sparton’s Board (a copy of which was attached as Exhibit B of its Schedule 13D, Amendment No. 16, and incorporated by reference to this filing), Lawndale terminated the Agreement.

Over the past several years, Lawndale believes Sparton’s Board successfully implemented substantial operating and managerial improvements requested by Lawndale. In addition, Lawndale believes Sparton’s board has materially enhanced and improved its corporate governance and board composition as generally requested by Lawndale. Specific improvements implemented by Sparton’s Board included de-staggering and shrinking its board, adopting a majority vote requirement, improving compensation plans’ alignment with shareholders, and implementing say-on-pay votes on these plans earlier than required.

Lawndale believes that Sparton’s operational performance and stock price have benefited from both these operational and governance improvements.

Lawndale may from time to time take such actions as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions that may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

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CUSIP No. 847235108

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since November 11, 2012:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
DAP	Sale	01/08/2013	24,576	14.0011
LCM	Sale	01/08/2013	4,300	14.0011
LCM	Sale	01/07/2013	600	13.9905
DAP	Sale	01/04/2013	1,730	14.0736
DAP	Sale	01/03/2013	10,730	14.0532
LCM	Sale	01/03/2013	1,900	14.0532
DAP	Sale	01/02/2013	38,970	13.9841
LCM	Sale	01/02/2013	6,400	13.9841
DAP	Sale	12/31/2012	17,769	13.8961
LCM	Sale	12/31/2012	3,930	13.8961
DAP	Sale	12/28/2012	3,305	13.7347
LCM	Sale	12/28/2012	706	13.7347
DAP	Sale	12/27/2012	874	13.9003
DAP	Sale	12/19/2012	600	13.9230
DAP	Sale	12/17/2012	600	13.8187
DAP	Sale	12/14/2012	2,390	13.7979
DAP	Purchase	12/11/2012	700	14.2186
LCM	Sale	12/11/2012	252	14.2934
DAP	Sale	12/10/2012	979	14.3200
DAP	Sale	12/07/2012	3,527	14.3113
DAP	Sale	12/06/2012	1,772	14.3126
LCM	Sale	12/06/2012	700	14.3126
Shapiro	(1)	12/06/2012	1,274	N/A
DAP	Sale	12/05/2012	1,745	14.2051
DAP	Sale	12/04/2012	4,666	14.1124
LCM	Sale	12/04/2012	1,212	14.1124
DAP	Sale	12/03/2012	1,818	14.1647
DAP	Sale	11/29/2012	2,500	14.1042
LCM	Sale	11/29/2012	500	14.1042
DAP	Sale	11/27/2012	580	13.6900
DAP	Purchase	11/26/2012	200	13.5100
DAP	Sale	11/26/2012	6,921	13.6011
LCM	Sale	11/26/2012	1,400	13.6011
DAP	Sale	11/19/2012	1,017	12.9913
DAP	Purchase	11/16/2012	9,700	11.9941
LCM	Purchase	11/16/2012	1,700	11.9941
DAP	Purchase	11/15/2012	3,600	12.3531
LCM	Purchase	11/15/2012	800	12.3531
DAP	Purchase	11/13/2012	500	12.8360

(1) Charitable Contribution

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CUSIP No. 847235108

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2013

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

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CUSIP No. 847235108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager